SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2015

Commission File Number 1-33208

HANWHA Q CELLS CO., LTD.

Hanwha Building 9F

86 Cheonggyecheon-ro

Jung-gu, Seoul, Korea 100-797

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes  ☐            No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes  ☐            No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Hanwha Q CELLS Co., Ltd. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1 Press Release. Notice of Annual General Meeting of Shareholders To Be Held on December 29, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hanwha Q CELLS Co., Ltd.

Date: November 23, 2015	By:	/s/ Seong Woo Nam
		Name:	Seong Woo Nam
		Title:	Chairman and CEO